Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714

November 27, 2008

Office of International Corporate Finance
U.S. Securities and Exchange Commission
Mailstop 3628
100 F Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news releases issued November 25, 2008 and their accompanying Material Change Report Form 52-102F3.

Yours truly,

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

Encl.

Imperial Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Reports Layoff Notices at Mount Polley

Vancouver, BC – November 25, 2008 - **Imperial Metals Corporation (TSX:III)** reports layoff notices have been delivered to 49 of its 397 employees at the Mount Polley mine. The layoffs are scheduled to take place February 5, 2009. The layoffs are part of a package of cost reduction, restructuring and investment measures aimed at maintaining operations at the Mount Polley mine in the face of sharply reduced metal prices.

Imperial will continue exploration at Mount Polley to follow up on the recent discovery of high grade copper mineralization in the Boundary and Southeast zones. The aim of this program is to quickly develop and mine some of this high grade mineralization to enhance feed grades to the mill and reduce per pound copper production costs.

The Company has hedged 13.7 million pounds of Mount Polley copper over the next 8 months at a price of US$3.03/lb which will reduce the impact on cash flow of the sharp decline in copper prices.

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine in northern British Columbia, the development stage Red Chris property in northwest British Columbia, and the exploration stage Sterling gold property in southwest Nevada.

Contact: Brian Kynoch, President 604.669.8959; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Tel: (604) 669-8959

(the "Issuer")

Item 2 Date of Material Change

November 25, 2008

Item 3 News Release

The Issuer issued a news release at Vancouver, British Columbia on November 25, 2008 through Marketwire.

Item 4 Summary of Material Change

The Issuer reported layoff notices have been delivered to 49 of its 397 employees at the Mount Polley mine. The layoffs are scheduled to take place February 5, 2009. The layoffs are part of a package of cost reduction, restructuring and investment measures aimed at maintaining operations at the Mount Polley mine in the face of sharply reduced metal prices.

Item 5.1 Full Description of Material Change

Please see the Issuer's news releases attached as Schedule "A" for a full description of the material change.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669-8959.

Item 9 Date of Report

Dated November 26, 2008.

Schedule "A"

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports Layoff Notices at Mount Polley

Vancouver, BC – November 25, 2008 - **Imperial Metals Corporation (TSX:III)** reports layoff notices have been delivered to 49 of its 397 employees at the Mount Polley mine. The layoffs are scheduled to take place February 5, 2009. The layoffs are part of a package of cost reduction, restructuring and investment measures aimed at maintaining operations at the Mount Polley mine in the face of sharply reduced metal prices.

Imperial will continue exploration at Mount Polley to follow up on the recent discovery of high grade copper mineralization in the Boundary and Southeast zones. The aim of this program is to quickly develop and mine some of this high grade mineralization to enhance feed grades to the mill and reduce per pound copper production costs.

The Company has hedged 13.7 million pounds of Mount Polley copper over the next 8 months at a price of US$3.03/lb which will reduce the impact on cash flow of the sharp decline in copper prices.

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine in northern British Columbia, the development stage Red Chris property in northwest British Columbia, and the exploration stage Sterling gold property in southwest Nevada.

Contact: Brian Kynoch, President 604.669.8959; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

END